Dirección General Económico Financiera Director General	Paseo de la Castellana, 278-280 28046 Madrid España	Tel. 34 91 348 1494 Fax 34 91 314 2935 framirez@repsolypf.com www.repsolypf.com

September 30, 2008

Re:	Repsol YPF, S.A. Form 20-F for the year ended December 31, 2007 File No. 001-10220

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Dear Mr. Schwall:

Thank you for your letter dated August 28, 2008 setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2007 (the “2007 Form 20-F”) of Repsol YPF, S.A. (“Repsol YPF”, also referred to in this letter as the “Company” and “we”).

We appreciate your understanding in affording us the time necessary to prepare our responses, which we set forth in Annex A hereto. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s August 28, 2008 comment letter in bold text.

In providing these responses, and in response to the Staff’s request, we hereby acknowledge that:

•	Repsol YPF is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Repsol YPF may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would 1ike to express our appreciation for your cooperation in these matters, and we are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact the undersigned in Madrid at 011-34-91-348-1494 or fax: 011-34-91-348-7199; or Manuel Arranz or Javier Ares at 011-34-91-514-5000 of Deloitte, our external auditors, or our counsel, Michael J. Willisch of Davis Po1k & Wardwell, at 011-34-91-768-9610 or fax: 011-34-91-768-9710.

Very truly yours, /s/ Fernando Ramírez Mazarredo
Fernando Ramírez Mazarredo Chief Financial Officer

ANNEX A

Form 20-F for Fiscal Year Ended December 31, 2007

General

1.	Please confirm that you have no off-balance sheet arrangements that you would be required to disclose pursuant to Item 5.E of Form 20-F.

We confirm to the Staff that all of Repsol YPF’s off-balance sheet arrangements which were required to be disclosed pursuant to Item 5.E of Form 20-F have been disclosed in the 2007 Form 20-F. Specifically, in Section 3.4.1.4. of the 2007 Form 20-F, we disclosed guarantees provided to (i) third parties, (ii) companies that Repsol YPF accounts for under the equity method and (iii) companies that Repsol YPF proportionally consolidates to the extent of the respective portion of such proportionally-consolidated companies not owned by the Group. We hereby confirm that there were no other off-balance arrangements which were required to be disclosed in the 2007 Form 20-F pursuant to Item 5.E of Form 20-F.

In light of the Staff’s comment, in future filings we will disclose all off-balance sheet arrangements which are required to be disclosed pursuant to Item 5.E of Form 20-F under a separately-captioned section titled “Off-balance sheet arrangements.”

2.	In future filings, please file all material contracts as exhibits. In this regard, we note that you have not filed the agreement with Petersen Energía, which is referenced on page 159.

The executed share purchase agreement, share purchase and sale option agreement and shareholders’ agreement entered into by Repsol YPF and Petersen Energía on February 21, 2008, were each filed as material contracts with the 2007 Form 20-F. A convenience English translation of the memorandum of understanding signed between Repsol YPF and Petersen Energía which proceeded such agreements was furnished to the SEC on Form 6-K on December 21, 2007. We confirm to the Staff that in future filings we will file all material contracts as exhibits to Form 20-F.

Key Information about Repsol YPF, page 1

Selected consolidated financial data, page 1

3.
Please explain why your disclosure indicates that your selected financial data is qualified in its entirety by reference to your audited financial statements.  It is unclear why any such qualification is necessary.

We acknowledge the Staff’s comment and we will not include this wording in future filings.

Section 6.2 Legal Proceedings, page 133

United States of America, page 139

Dallas Litigation, Occidental vs. Maxus, page 142

4.
We note your disclosure that the judgment affirmed by the Court of Appeals in February 2008 could result in material costs in excess of the Company’s current reserves for the matter.  Please expand your disclosure to provide an update for this subsequent event of the estimate of financial effect in excess of your current reserve.  Please refer to paragraph 86 of IAS 37 for guidance.

We supplementally advise the Staff that we consider that the amount reserved as of December 31, 2007 (US$ 14.6 million) continues to be appropriate at this time in accordance with IAS 37 with respect to claims Maxus has to date refused indemnification. We further supplementally advise the Staff that it is not practicable to estimate the possible financial effect of other claims as to which indemnification may be sought due to uncertainty regarding the timing and extent of claims brought or that could be brought against Occidental for which indemnification may be sought against Maxus. Consequently, we do not believe that additional disclosure regarding this matter is necessary at this time.

We further advise the Staff that we will update our disclosure of the financial effect of this matter in our 2008 20-F to the extent additional information is available at such time.

Controls and Procedures, page 173

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures, page 173

5.
We note that you cite Rule 13a-15(f) of the Exchange Act indicating that it defines the term “disclosure controls and procedures.”  The correct rule is Rule 13a-15(e).  Also, you do not provide the full definition of “disclosure controls and procedures.”  In future filings, please cite the correct rule and provide the full definition of “disclosure controls and procedures.”

We acknowledge the Staff’s comment and we will cite Rule 13a-15(e) and provide the full definition of “disclosure controls and procedures” in future filings.